SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 9, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the information that appears immediately following this page.

Fourth Quarter 2009 Results February 9, 2010

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS's financial report for fourth quarter 2009 and UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

FY 2009: a transformative year for UBS Profitable Well capitalized Clear strategic direction Tier 1 capital ratio increased to 15.4% from 11.0% a year ago FINMA leverage ratio improved to 3.9% from 2.5% a year ago Total assets reduced by 33% and risk-weighted assets by 32% in 2009 Net profit of CHF 1.2 billion in 4Q09 Adjusted1 operating profit of CHF 1.4 billion in 2009 Cost and headcount reduction targets for 2010 largely achieved Strengthen our position as a leading global WM business Leading client-focused investment bank Economically profitable in every segment, market and business Clear medium term targets We laid the foundations to build sustainable profits ....and established a solid basis to regain clients' confidence 1 Excluding the impact of own credit, the effects of MCNs accounting treatment, Pactual disposal and restructuring charges

4Q09 overview Net profit of CHF 1.2 billion and diluted EPS of CHF 0.31 Positive operating performance across all business divisions Disappointing net new money outflows Invested assets broadly stable at CHF 2.2 trillion Tier 1 capital ratio of 15.4% Balance sheet down 9% Costs down significantly Achieved headcount target of approximately 65,000

4Q09 - performance by division (CHF million) WM&SB WMA Global AM IB CC UBS Income 2,778 1,394 537 2,191 (698) 6,202 Credit loss (expense) / recovery (9) 1 (70) (83) Own credit (24) (24) Total operating income 2,769 1,395 537 2,097 (703) 6,095 Personnel expenses 1,059 946 139 1,020 160 3,323 Non-personnel expenses 601 271 113 780 93 1,859 Total operating expenses 1,660 1,217 253 1,800 253 5,183 Pre-tax profit / (loss) 1,109 178 284 297 (956) 912 Tax (480) Minorities 163 Net profit attributable to UBS shareholders 1,205 Diluted EPS (CHF) 0.31 (5) Discontinued operations (25)

2009 pre-tax results - reported versus adjusted (2,561) (2,023) (1,403) (791) 297 1,359 3,920 As reported Adjusted Own credit Pactual Restructuring MCNs 2009 Group pre-tax profit from continuing operations Adjustments 4,234 220 668 (3,485) (276) CC IB WM&SB WMA Global AM (CHF million)

Revenues (CHF million) 1Q09 2Q09 3Q09 4Q09 CHF 5.7 billion quarterly run-rate from stable sources of revenues - net fee and commission income and income from interest margin businesses 4,241 4,502 4,530 4,438 1,321 1,302 1,201 1,229 (1,291) 1,006 1,640 1,049 699 (1,040) (1,605) (621) Fee and commission Interest margin businesses Trading businesses excluding own credit Other1 4,970 5,770 5,766 6,095 1 Other includes own credit, credit loss expense, net income from treasury activities and other and other income

Operating expenses - 4Q09 versus 3Q09 (1,355) 178 6,359 5,183 1,859 3,323 4,678 1,681 (18%) Personnel expenses fell on increased proportion of deferred variable compensation for 2009 Non-personnel expenses increased from prior quarter on higher provisions, professional fees and other G&A expenses 3Q09 4Q09 Non-personnel expenses Personnel expenses (CHF million)

Operating expenses - 2009 versus 2008 (CHF billion) 14.1 9.3 23.4 1.7 3.5 28.6 Significant items1 Personnel expenses - variable Non-personnel expenses Personnel expenses excl. variable 13.0 7.2 20.2 3.0 1.9 25.2 1 Significant items include restructuring charges (2008/2009), Pactual divestment related impairment charges (2009), muni goodwill impairment charges (2008), ARS settlement (2008) and US cross-border settlement (2008). (3.4) (3.2) 2008 2009 At CHF 20.2 billion, underlying fixed cost base is close to 2010 target of below CHF 20 billion Non-personnel expenses fell CHF 2.1 billion across all categories

Headcount 2009 development Headcount reduced by 3,790 during 4Q09 Full year headcount reduction of 12,550: ~9,900: re-sizing ~600: sale of UBS Pactual ~500: sale of branches to Stifel ~1,600: sale of India Service Centre Achieved 2010 target of ~65,000 (FTE) 4Q09 development (FTE) (1,153) (752) (56) (464) (1,364) 65,233 69,023 Sep 09 WM&SB WM Americas Global AM IB CC Dec 09 (3,790) 77,783 (3,468) (3,698) (443) (3,466) (1,473) 65,233 Dec 08 WM&SB WM Americas Global AM IB CC Dec 09 (12,550)

Wealth Management & Swiss Bank Performance in 4Q09 continued cost reductions more than offset decline in revenues revenues slightly declined from prior quarter driven by property fund valuation impact of CHF 88 million in 4Q, partly offset by lower internal interest charges Continuing interest margin pressure Strategic headcount reduction completed - 2010 will reflect full year of savings Operating income Pre-tax profit 1Q09 2Q09 (CHF million) 4Q09 3Q09 2,892 2,914 2,814 2,769 1,077 932 792 1,109

WM&SB - Invested assets 4Q09 4Q09 NNM outflows affected by Italian tax amnesty, CHF 8.5 billion Pactual divestment-related withdrawals, CHF 3.2 billion NNM outflows also reflect Client advisor attrition Concerns about Swiss banking secrecy Seasonal effects Positive net new money in Asia Pacific region and in Corporate and Institutional business in Switzerland in 4Q09 2009 Market performance more than offset NNM outflows during 2009 982 960 17 (6) (33) Sep 09 NNM Market FX / Other Dec 09 955 106 960 (11) (90) Dec 08 NNM Market FX / Other Dec 09 1% (CHF billion) (CHF billion) (2%)

WM&SB - Net new money (CHF billion) Italian Tax Amnesty Related to Pactual divestment Exit businesses Client advisor attrition Concerns about banking secrecy Consumption Deleveraging Diversification Reputation Outflows related to client advisor attrition slowing, but will continue to be a drag in the immediate future Italian tax amnesty affected CHF 22.8 billion of invested assets - 63% retained; amnesty extended until end of April 2010 International clients Swiss clients 10 15 (42) (20) 83 105 (65) (70) (90) (107) 120 93 2006 2007 2008 2009 ~8.5 ~5.1 ~6.3

WM&SB - International clients Hiring initiatives under way, but 1Q10 still expected to show slight net reduction in number of client advisors Client advisors at 3,182 down 25% from 2008 Invested assets per CA has gradually increased as the number of advisors has fallen 2009 year-end: 196m 2008 average: 184m (22%) 1Q09 2Q09 3Q09 4Q09 2008 average 2009 average 806 630 621 633 641 624 (16) (17) (13) (16) (13) (27) 4,377 3,645 3,892 3,593 3,386 3,182 Net new money Client advisors (FTE) 96 86 91 88 85 82 Gross margin1 (bps) Invested assets (17%) (CHF billion) 1 Gross margin excludes valuation adjustments on a property fund of CHF 88 million in 4Q09, CHF 31 million in 3Q09, CHF 13 million in 2Q09, CHF 23 million in 1Q09 and 9 million in 2008

Wealth Management Americas New leadership in place with some additional key positions filled in January Improved profitability in 4Q09, but contribution from some one-off items and lower performance-related personnel expenses Financial advisors at 7,084 down 3% from 3Q and 18% from 2008 including divestments Invested assets per FA of CHF 97m and revenues per FA of CHF 197k remain strong NNM continues to be impacted by FA attrition; CHF 12 billion of net outflows in 4Q09 Operating income Pre-tax profit 1Q09 2Q09 (CHF million) 644 99 690 (17) (12) (24) Dec 08 NNM Market FX / Other Divest .. Dec 09 +46 bn or 7% (CHF billion) 1,409 1,368 1,378 1,395 (35) (221) 110 178 4Q09 3Q09 Invested assets 2009

Global Asset Management Operating income Pre-tax profit 1Q09 2Q09 (CHF million) 4Q09 3Q09 Invested assets 2009 575 68 583 (25) (46) 11 Dec 08 NNM Market FX / Other Divest. Dec 09 +8 bn or 1% (CHF billion) 502 530 567 537 (59) 82 130 284 Improved profitability in 4Q09 reflecting lower personnel expenses; revenues fell slightly Cost / income ratio of 79.5% in 2009; Adjusted1 68.3% Improved investment performance sustained Stable invested assets in 2009 as market performance more than offset NNM outflows 4Q09 NNM outflows CHF 11 billion CHF 7.2 billion from WM channels Net inflows from non-WM wholesale channels for the first time since 3Q07 Encouraging gross inflows across a range of asset classes 1 Excluding restructuring charges of CHF 48 million and Pactual divestment related impairment of CHF 191 million in 1Q09

Investment Bank Pre-tax profit Pre-tax profit of CHF 0.3 billion Operating expenses at CHF 1.8 billion are CHF 0.7 billion lower than previous quarter Decrease in personnel expenses reflects increased proportion of deferred performance awards Balance sheet reduced by further 11% to CHF 992 billion (41% y-o-y) Risk-weighted assets reduced by 3% to CHF 122 billion (37% y-o-y) 1Q09 2Q09 4Q09 3Q09 (CHF million) As reported Adjusted1 (3,162) (1,846) (1,370) 297 (3,267) (631) 72 340 1 Excluding own credit charges, restructuring charges and Pactual divestment related negative net P&L impact

Investment Bank revenues Equities revenues 3Q09 4Q09 948 (18%) FICC revenues 3Q09 4Q09 496 IBD revenues 3Q09 4Q09 698 746 7% (CHF million) (CHF million) (CHF million) Own credit losses of CHF 24 million include the effect of reallocation to Corporate Center Further decrease in credit loss expense Equities revenues affected by subdued volumes and a general slowdown in client flows FICC revenues, in particular rates, affected by lower client volumes, trading opportunities and tightening of bid/offer spreads Revenues excl. own credit and credit loss expense Own credit Credit loss expense 1,162 985 (CHF million) (295) 2,114 2,845 2,191 651 (1,213) (1,436) (1,017) (369) (243) (70) 2,097 1,167 532 (661) 1Q09 2Q09 3Q09 4Q09 (50%)

Capital position Tier 1 capital ratio 15.4% Core Tier 1 capital ratio 11.9% 32% reduction in risk- weighted assets during 2009 to CHF 207 billion FINMA leverage ratio improved to 3.9% from 3.5% prior quarter and 2.5% a year ago 4Q08 1Q09 2Q09 25.8 21.5 25.2 24.2 24.6 7.4 7.7 7.4 7.4 7.2 33.2 29.2 32.6 31.6 31.8 15.4% 11.0% 10.5% 13.2% 15.0% Core tier 1 capital Hybrid tier 1 capital Tier 1 ratio (%) 3Q09 4Q09 (CHF billion)

Total assets development (33%) 2,542 2,015 1,341 398 450 408 216 348 775 261 312 958 100 51 66 501 854 335 Lending Collateral trading Trading portfolio Other assets Positive replacement values 4Q08 4Q09 2Q07 (CHF billion) Total assets reduced by further 9% in 4Q09 During full year 2009: Total assets reduced by 33% Total assets excluding positive replacement values reduced by 21% 385 180 232 122 422 1,476 3Q09

Appendix

Performance by division - Full Year (CHF million) WM&SB WMA AM IB CC UBS Income 11,523 5,546 2,137 6,856 394 26,456 Credit loss (expense) / recovery (133) 3 0 (1,698) (5) (1,832) Own credit (2,023) (2,023) Operating income 11,390 5,550 2,137 3,135 389 22,601 Personnel expenses 5,197 4,231 996 5,568 551 16,543 Non-personnel expenses 2,283 1,287 702 3,648 699 8,619 Operating expenses 7,480 5,518 1,698 9,216 1,250 25,162 Pre-tax profit / (loss) 3,910 32 438 (6,081) (860) (2,561) Tax (443) Minorities 610 Discontinued operations (7) Net profit attributable to UBS shareholders (2,736) Adjustment items Own credit 2,023 2,023 Restructuring charges 322 152 48 226 45 791 Pactual net P&L impact 2 36 182 347 836 1,403 Gains on MCNs prior to conversion (297) (297) Adjusted pre-tax profit / (loss) 4,234 220 668 (3,485) (276) 1,359 Diluted EPS (CHF) (0.75)

WM&SB - Pro-forma1 results under new structure 2009 Pro-forma1 results 11.4 4.2 7.6 3.8 2.7 1.5 Retail & Corporate Wealth Management Operating income Profit before tax 1 Pro forma / preliminary estimates, based on new reporting structure effective 1.1.2010. Profit before tax excludes restructuring costs of CHF 322 million. 2 Gross margin was adjusted to exclude NPV adjustments of a property fund of 155m in 2009 Wealth Management Gross margin1,2 of 93 bps in 2009 Invested assets of CHF 823 billion at year-end Key reporting dates: Apr 2010, Time-series updated for the new structure 4 May 2010, Publication of 1Q10 results - Reporting under new structure (CHF billion)

Tier 1 capital BIS RWA Tier 1 ratio Total capital Total ratio Regulatory capital CHF billion 30.9.09 Net P&L attributable to shareholders MCN2 impact Own shares Other Risk reduction Impacts on Tier 2 capital 31.12.09 31.6 1.2 (0.3) (0.5) (0.2) 31.8 211 (4) 207 15.0% 15.4% 19.4% 19.8% 40.9 1.2 (0.3) (0.5) (0.2) (0.2) 40.9

Balance sheet and funding Asset funding, 31 Dec 2009 (CHF billion) Assets Cash & banks Loans Trading assets Collateral trading Other assets1 67 307 232 180 144 Due to banks Deposits Long term debt Trading liabilities Money market Total equity Other Collateral trading 65 410 192 52 47 72 43 48 Liabilities and equity CHF 108bn surplus 134% coverage Demand deposits Fiduciaries Time deposits Retail savings / deposits 79 187 102 43 1 Including financial investments available-for-sale and net replacement values

Exposure[1] to monoline insurers, by rating

USD billion	Notional amount[3]	Fair value of underlying CDOs[4]	Fair value of CDSs[5] prior to CVA	Credit valuation adjustment as of 31.12.09	Fair value of CDSs after CVA
Credit protection on US sub-prime RMBS CDOs[2]	2.4	0.5	1.9	1.5	0.4
of which: from monolines rated investment grade (BBB and above)	0.0	0.0	0.0	0.0	0.0
of which: from monolines rated sub-investment grade (BB and below)	2.4	0.5	1.9	1.5	0.4
Credit protection on other assets[2]	11.8	8.6[6]	3.2	1.3	1.9
of which: from monolines rated investment grade (BBB and above)	2.3	1.9	0.4	0.1	0.4
of which: from monolines rated sub-investment grade (BB and below)	9.5	6.7	2.8	1.3	1.5
Total 31.12.09	14.2	9.1	5.1	2.8	2.3
Total 30.9.09	14.4	8.8	5.6	3.0	2.6

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Collateralized debt obligations (CDOs)
5. Credit default swaps (CDSs)
6. Includes USD 5.6 billion (CHF 5.8 billion) at fair value / USD 6.0 billion (CHF 6.2 billion) at carrying value of assets that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008.

26

Student loan auction rate securities USD million US student loan auction rate securities Carrying value as of 30.9.09 10,553 1 Includes USD 7.5 billion (CHF 7.7 billion) at carrying value of student loan ARS that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008 and first quarter 2009. Refer to "Note 12 Reclassification of financial assets" in the financial statements of the fourth quarter 2009 report for more information." Carrying value as of 31.12.09 10,347 1 Inventory US student loan auction rate securities Holdings of institutional clients 7,724 Par value of maximum required purchase as of 31.12.09 7,817 Client holdings USD million Par value of maximum required purchase as of 30.9.09 8,133 Remaining un- purchased holdings of private clients 93 Buyback period Period ends 4.1.11 30.6.10 to 2.7.12

Reclassified assets 31.12.09, CHF billion Monoline protected assets1 US student loan and municipal auction rate securities US reference linked notes CMBS/CRE (excl. interest-only strips) Leveraged Finance 6.5 8.2 1.0 1.6 0.8 1.0 Ratio of carrying to notional value 86% 88% 86% 82% 30% 90% Carrying value 6.1 8.0 0.9 1.5 0.9 0.9 Fair value 7.5 9.3 1.1 2.0 2.6 1.1 Notional value Other assets 1 Includes CDOs (notional value of approximately CHF 0.45 billion; carrying value and fair value of approximately CHF 0.3 billion) which are no longer hedged by CDS with monoline insurers following the commutation of these CDS trades in prior periods CMBS interest-only strips Total (excl. CMBS interest-only strips) 0.9 19.0 19.9 80% 0.8 18.2 19.0 23.6 Total reclassified assets 23.6

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: February 9, 2010